                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

                                       OR

[_]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
                UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
                          MISSOURI CITY, TEXAS FACILITY

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                        1333 West Loop South, Suite 1700
                              Houston, Texas 77027

                INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
                UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
                          MISSOURI CITY, TEXAS FACILITY

                                                                         Page

Unaudited Financial Statements

Statement of Changes in Net Assets Available for Benefits                  1
   with Fund Information

Signature                                                                  2


Statement of Changes in Net Assets Available for Benefits                  (Unaudited)
                                                                               IAR
                                                                            Missouri
                                                                              City
                                                                               007
                                                                           -----------
Additions:
             Employer Contributions
             less prior year accrual
             plus current year accrual
                                                                           ---------
             Employer Contributions
             Participant Contributions

                                                                           ---------
             Total Contributions                                                  -

             Net Investment gain(loss) from CCC
                  Master Trust for Defined Contribution Plans               (134,250)
                                                                           ---------

Total Additions:                                                            (134,250)

Deductions:
             Benefit Payments                                               (405,423)
             Fees and Expenses                                                (4,076)
                                                                           ---------
                                                                            (409,499)

Other Changes in net assets:
             Net Asset Additions & Withdrawals (Transfers)                    (7,706)

Net Increase (decrease)                                                     (551,455)

Net assets available for benefits:
             Beginning of period (py audit reports)                        1,925,886
                                                                           ---------
             End of period                                                 1,374,431
                                                                           =========

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
MISSOURI CITY, TEXAS FACILITY

/s/ Jane L. Crowder
------------------------------------------
By:      Jane L. Crowder
         Member of the Plan Administration
         Committee

Date:  June 28, 2002















                                                                             2